Exhibit 99.1

Premier Research and CENTOGENE Launch Strategic Partnership to Accelerate and De-Risk Rare Disease Clinical Development

Leveraging Rare Disease Insights Powered by the CENTOGENE Biodatabank and Centralized Multiomic Laboratories in Clinical Trials

MORRISVILLE, N.C., and CAMBRIDGE, Mass., ROSTOCK, Germany, and BERLIN, January 9, 2023 — Premier Research, whose mission is to help the most innovative biotech and medtech companies take their best ideas from concept to commercialization, and Centogene N.V. [Nasdaq: CNTG], the essential life science partner for data-driven answers in rare and neurodegenerative diseases, have announced a strategic partnership to provide end-to-end support in rare disease clinical trials. The collaboration aims to improve patient identification, stratification, recruitment, and enrollment, thereby increasing the likelihood of study success.

With 350 million rare disease patients worldwide affected by over 7,000 rare diseases, approximately 95% of which do not have an available treatment, there is a pressing need to accelerate trials and fast-track clinical outcomes. Inherently small patient populations coupled with the complexities of disease diagnosis create significant challenges in enrolling rare disease clinical trial participants. Combining Premier Research’s deep expertise in rare disease product development with advanced insights generated from the CENTOGENE Biodatabank and multiomic reference laboratories will support the faster identification of eligible patients.

“The CENTOGENE Biodatabank and multiomic-based services will enhance how we design and recruit for rare disease clinical trials,” Senior Vice President, Project Delivery, Premier Research Angi Robinson said. “Our foremost priority is getting lifesaving treatments safely in the hands of patients. Together, we will explore ways to more rapidly engage the right patients and customize clinical delivery to meet the unique needs of sponsors in rare disease clinical research.”

Many clinical trials in rare diseases are the first of their kind, requiring sponsors to charge through the unknown. With extensive experience based on more than 240 rare disease studies in the past five years, Premier Research is constantly investing in new approaches that meet the complexities of rare disease research.

Like Premier Research, CENTOGENE has a history of success in rare diseases, offering rapid and reliable molecular diagnoses since 2006 while building a network of approximately 30,000 active physicians worldwide. The Company’s ISO, CAP, and CLIA certified multiomic reference laboratories in Germany utilize Phenomic, Genomic, Transcriptomic, Epigenomic, Proteomic, and Metabolomic datasets. This data is then captured in the CENTOGENE Biodatabank which currently contains nearly 700,000 patients representing over 120 highly diverse countries, more than 70% of whom are of non-European descent including a large share of pediatric cases.

“At CENTOGENE, we are committed to delivering data-driven, life-changing answers to accelerate and de-risk drug discovery, development, and commercialization. Precision, advanced analysis, and access is where our Biodatabank makes a qualitative difference,” CENTOGENE CEO Kim Stratton said. “In partnering with Premier Research, our first strategic CRO partner, we are extending our strategy and expanding our commercialization opportunities to provide pharma partners with yet another model to work with us. By collaborating with partners to leverage our insights, omics technologies, and deep rare disease expertise, we are shifting the paradigm to transform data into life-saving therapeutics for patients around the world.”

About Premier Research

Premier Research, a clinical research, product development, and consulting company, is dedicated to helping biotech, specialty pharma, and device innovators transform life-changing ideas and breakthrough science into new medical treatments.

As a global company, Premier Research specializes in the use of innovative technologies for smart study design and trial management to deliver clean, conclusive data to sponsors.

Whether it's developing product lifecycle strategies, reducing clinical development cycle times, securing access to patients, navigating global regulations, maximizing the impact of limited rare disease data, or providing expertise in specific therapeutic areas, Premier Research is committed to helping its customers answer the unmet needs of patients across a broad range of medical conditions. Visit premier-research.com.

About CENTOGENE

CENTOGENE’s mission is to provide data-driven, life-changing answers to patients, physicians, and pharma companies for rare and neurodegenerative diseases. We integrate multiomic technologies with the CENTOGENE Biodatabank – providing dimensional analysis to guide the next generation of precision medicine. Our unique approach enables rapid and reliable diagnosis for patients, supports a more precise physician understanding of disease states, and accelerates and de-risks targeted pharma drug discovery, development, and commercialization.

Since our founding in 2006, CENTOGENE has been offering rapid and reliable diagnosis – building a network of approximately 30,000 active physicians. Our ISO, CAP, and CLIA certified multiomic reference laboratories in Germany utilize Phenomic, Genomic, Transcriptomic, Epigenomic, Proteomic, and Metabolomic datasets. This data is captured in our CENTOGENE Biodatabank, with nearly 700,000 patients represented from over 120 highly diverse countries, over 70% of whom are of non-European descent. To date, the CENTOGENE Biodatabank has contributed to generating novel insights for more than 260 peer-reviewed publications.

By translating our data and expertise into tangible insights, we have supported over 50 collaborations with pharma partners. Together, we accelerate and de-risk drug discovery, development, and commercialization in target & drug screening, clinical development, market access and expansion, as well as offering CENTOGENE Biodatabank Licenses and Insight Reports to enable a world healed of all rare and neurodegenerative diseases.

To discover more about our products, pipeline, and patient-driven purpose, visit www.centogene.com and follow us on LinkedIn.

CENTOGENE Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” and “may,” are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other important factors that may cause CENTOGENE’s actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward- looking statements. Such risks and uncertainties include, among others, negative economic and geopolitical conditions and instability and volatility in the worldwide financial markets, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in our industry, the expense and uncertainty of regulatory approval, including from the U.S. Food and Drug Administration, our reliance on third parties and collaboration partners, including our ability to manage growth, execute our business strategy and enter into new client relationships, our dependency on the rare disease industry, our ability to manage international expansion, our reliance on key personnel, our reliance on intellectual property protection, fluctuations of our operating results due to the effect of exchange rates, our ability to streamline cash usage, our continued ongoing compliance with covenants linked to financial instruments, our requirement for additional financing, or other factors. For further information on the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to CENTOGENE’s business in general, see CENTOGENE’s risk factors set forth in CENTOGENE’s Form 20-F filed on March 31, 2022, with the Securities and Exchange Commission (the “SEC”) and subsequent filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and CENTOGENE’s specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

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Contact:

Premier Research

Joe Lindroos

Marketing

Joe.Lindroos@premier-research.com

CENTOGENE

Ben Legg

Corporate Communications

Press@centogene.com

Lennart Streibel

Investor Relations

IR@centogene.com